                                  UNITED STATES
                         SECURITIES EXCHANGE COMMISSION
                             Washington, D.C. 20549

--------------------------------------------------------------------------------

                                  SCHEDULE 13G

                                 (Rule 13d-102)

           INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO
      RULES 13d-1 (b), (c) and (d) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(b)

                                (Amendment No.1)

                    Under the Securities Exchange Act of 1934

                               Applied Films Corp.
                               -------------------
                                (Name of Issuer)

                                  Common Stock
                         ------------------------------
                         (Title of Class of Securities)

                                   038197-10-9
                         ------------------------------
                                 (CUSIP Number)





                                December 31, 2001
                     --------------------------------------
             (Date of Event which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[_]   Rule 13d-1(b)

[X]   Rule 13d-1(c)

[_]   Rule 13d-1(d)

CUSIP No.  038197-10-9

--------------------------------------------------------------------------------
1.        Names of Reporting Persons.

          Maple Row Management, Inc.

          I.R.S. Identification Nos. of above persons (entities only).

          06-1469299
--------------------------------------------------------------------------------
2.        Check the Appropriate Box if a Member of a Group

--------------------------------------------------------------------------------
3.        SEC Use Only

--------------------------------------------------------------------------------
4.        Citizenship or Place of Organization                  United States

--------------------------------------------------------------------------------
                      5.        Sole Voting Power               309,315
    Number of
     Shares           ----------------------------------------------------------
  Beneficially        6.       Shared Voting Power              None
    Owned By
      Each            ----------------------------------------------------------
    Reporting         7.       Sole Dispositive Power           309,315
     Person
      With            ----------------------------------------------------------
                      8.       Share Dispositive Power          None

--------------------------------------------------------------------------------
9.        Aggregate Amount Beneficially Owned by Each Reporting Person

          309,315
--------------------------------------------------------------------------------
10.       Check if the Aggregate Amount in Row (9) Excludes Certain Shares

--------------------------------------------------------------------------------
11.       Percent of Class Represented by Amount in Row (9)     2.8%

--------------------------------------------------------------------------------
12.       Type of Reporting Person          OO

--------------------------------------------------------------------------------

Item 1(a).      Name of Issuer:

                Applied Films Corp.

Item 1(b).      Address of Issuer's Principal Executive Offices:

                6797 Winchester Circle
                Boulder
                Colorado 80301

Item 2(a).      Name of Person Filing:

                Maple Row Management, Inc.

Item 2(b).      Address of Principal Business Office or, if None, Residence:

                112 Rowayton Avenue
                Rowayton
                Connecticut 06853

Item 2(c).      Citizenship:

                United States.

Item 2(d).      Title of Class of Securities:

                Common Stock

Item 2(e).      CUSIP Number:

                038197-10-9

Item 3.         Not applicable

Item 4.         Ownership:

                Maple Row Management, Inc. beneficially owns 309,315 Common Stock shares of Applied Films Corp., which represents 2.8% of aggregate outstanding shares of that class. Maple Row Management, Inc. has sole power to vote or direct the vote the entire holding and has sole power to dispose of or direct the disposal of the entire shareholding.

Item 5.         Ownership of Five Percent of Less of a Class:

                If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following: [X]

Item 6.         Ownership of More than Five Percent on Behalf of Another Person:

                Not applicable

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding
                Company:

                Not applicable.

Item 8.         Identification and Classification of Members of the Group:

                Not applicable.

Item 9.         Notice of Dissolution of Group:

                Not applicable.

Item 10.        Certification:

                By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.


                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                                               02/12/02
                                                      --------------------------
                                                                 Date

                                                         /s/ Eric Blattman
                                                      --------------------------
                                                            Eric Blattman
                                                              President